UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

928365-20-4
(CUSIP Number)

Alan L. Stinson
Executive Vice President and Chief Financial Officer
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 300
Irvine, California 92614
(949) 622-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:
C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite, 1600
Newport Beach, CA 92660
Telephone: (949) 725-4000

July 9, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐ .

SCHEDULE 13D/A

CUSIP No. 928365-20-4		Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fidelity National Financial, Inc. 86-0498599; Chicago Title and Trust Company 36-0906930

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,068,110(1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 27,068,110(1)

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Fidelity National Financial – 15,364,309 shares; Chicago Title and Trust - 11,703,801 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 69.3% (2)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes currently exercisable warrants to purchase 913,970 shares of FNIS common stock, such amount determined by (i) multiplying the warrants to purchase 288,750 shares of Micro General Corporation (“MGEN”) Common Stock held by Fidelity National Inc. (“Fidelity”) at the effective time of the merger by the exchange ratio of 0.696 (the “Exchange Ratio”) and adding such product to (ii) the currently exercisable warrants to purchase 713,000 shares of Fidelity National Information Solutions, Inc. (“FNIS” or the “Company”) common stock held by Fidelity at the effective time of the merger.

(2)	Based on 39,046,210 shares of Common Stock outstanding, which is the sum of (a) the shares of FNIS Common Stock outstanding as of April 30, 2002, plus (b) the shares of MGEN Common Stock outstanding as of April 24, 2002 multiplied by the Exchange Ratio, (c) 2,518,030 shares issuable upon the exercise of MGEN options and warrants held by certain MGEN affiliates in accordance with one of the conditions to the Company’s tender offer multiplied by the Exchange Ratio, plus (d) 260,000 additional MGEN options and warrants expected to be exercised prior to the closing of the offer and merger, multiplied by the Exchange Ratio, plus (e) the warrants to purchase 288,750 shares of MGEN common stock held by Fidelity multiplied by the Exchange Ratio, plus (f) the warrants to purchase 713,000 shares of FNIS common stock held by Fidelity, plus (g) 403,120 shares issued to Fidelity upon conversion of a convertible note held by Fidelity, such amount determined by multiplying the note convertible into 579,150 shares MGEN common stock held by Fidelity at the effective time of the merger by the Exchange Ratio and in accordance with its terms; each outstanding share amount as reported in the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed on June 28, 2002.

     Fidelity National Financial, Inc., a Delaware corporation (“Fidelity”), and Chicago Title and Trust Company, an Illinois corporation (“Chicago Title”), pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, hereby file this Amendment No. 3 to Schedule 13D (the “Statement”) which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2001, as previously amended on August, 16, 2001 and March 7, 2002, with respect to the shares of Common Stock, par value $0.001 per share (the “FNIS Common Stock”) of Fidelity National Information Solutions, Inc., a Delaware corporation (“FNIS” or the “Company”), formerly Vista Information Solutions, Inc. (“Vista”). Fidelity and Chicago Title are collectively referred to herein as the “Reporting Persons.”

Item 1. Security and Issuer.

     This Statement relates to the Common Stock, par value $0.001 per share, of FNIS. FNIS’s principal executive offices are located at 4050 Calle Real, Santa Barbara, California 93110.

Item 2. Identity and Background.

     Fidelity National Financial, Inc. is a Delaware corporation with its principal business and principal executive offices located at 17911 Von Karman Avenue, Suite 300, Irvine, California 92614. Fidelity is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies and performing other title and real estate-related services. Information regarding the directors, executive officers and controlling persons of Fidelity is set forth on Schedule I attached hereto, which schedule is hereby incorporated by reference.

     Chicago Title and Trust Company is an Illinois corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 171 N. Clark Street, Chicago, Illinois 60601. Chicago Title is engaged in the business of issuing title insurance policies and performing other title and real estate-related services. Information regarding the directors, executive officers and controlling persons of Chicago Title is set forth on Schedule II attached hereto, which schedule is hereby incorporated by reference.

     During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I or Schedule II attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On July 9, 2002, FNIS completed its offer (the “Offer”) to exchange shares of FNIS Common Stock for all of the outstanding common stock (other than treasury stock) of Micro General Corporation, a Delaware corporation (“MGEN”) in which MGEN stockholders received 0.696 of one share of FNIS Common Stock for each share of MGEN Common Stock properly tendered prior to the expiration of the Offer. Also on July 9, 2002, FNIS completed a short-form merger (the “Merger”) of a wholly-owned subsidiary of FNIS with and into MGEN in which MGEN stockholders received 0.696 of one share of FNIS Common Stock for each share of MGEN Common

Stock held at the effective time of the Merger.

     In addition, at the effective time of the Merger each option, warrant or other convertible security to acquire MGEN Common Stock outstanding under any stock option or compensation plan, arrangement or agreement of MGEN was assumed by FNIS and converted into an option, warrant or other convertible security to acquire FNIS Common Stock, such number of FNIS Common Stock was determined by multiplying the number of shares of MGEN Common Stock subject to such MGEN option, warrant or other convertible security by 0.696, with any fractional shares of FNIS Common Stock resulting from such calculation being rounded down to the nearest whole share.

     As a result of the Offer and the Merger, Fidelity acquired 6,652,576 shares of FNIS Common Stock, warrants to purchase 200,970 shares of FNIS Common Stock and a note convertible into 403,120 shares of FNIS Common Stock. On July 24, 2002, Fidelity notified FNIS of its election to convert the note into 403,120 shares of FNIS Common Stock.

Item 4. Purpose of Transaction.

     Fidelity acquired the FNIS Common Stock, warrants to purchase FNIS Common Stock and note convertible into FNIS Common Stock referred to above for investment purposes. Because Fidelity already owned a majority of the FNIS Common Stock outstanding before the Offer and the Merger, the purchases were not made for the purpose of acquiring control of FNIS.

     Except as set forth in this Item 4, neither of the Reporting Persons have any plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of this Schedule 13D/A.

Item 5. Interest in Securities of the Issuer.

     As of the close of business on July 24, 2002, Fidelity was the direct beneficial owner of 26,154,140 shares of FNIS Common Stock and warrants to purchase 913,970 shares of FNIS Common Stock.

     As of the close of business on July 9, 2002, after giving effect to the Offer and the Merger, Fidelity was the direct beneficial owner of 25,751,020 shares of FNIS Common Stock, warrants to purchase 913,970 shares of FNIS Common Stock and a note convertible into 403,120 shares of FNIS Common Stock, which constitutes 69.3% of the outstanding shares of FNIS Common Stock (based on 39,046,210 shares of FNIS Common Stock outstanding, which is the sum of (a) the shares of FNIS Common Stock outstanding as of April 30, 2002, plus (b) the shares of MGEN Common Stock outstanding as of April 24, 2002 multiplied by the exchange ratio of 0.696, plus (c) 2,518,030 shares issuable upon the exercise of MGEN options and warrants held by certain MGEN affiliates in accordance with one of the conditions to the Offer multiplied by the exchange ratio of 0.696, plus (d) 260,000 additional MGEN options and warrants expected to be exercised prior to the closing of the Offer and Merger multiplied by the exchange ratio of 0.696, plus (e) the 288,750 currently exercisable warrants to acquire MGEN shares held by Fidelity multiplied by the exchange ratio of 0.696, plus (f) the 713,000 currently exercisable warrants to acquire FNIS shares held by Fidelity, plus (g) 403,120 shares issued to Fidelity upon conversion of a convertible note held by Fidelity, such amount determined by multiplying the note convertible into 579,150 shares MGEN common stock held by Fidelity at the effective time of the Merger by the Exchange Ratio and in accordance with its terms; each outstanding share amount as reported in the Company’s Amendment No. 2 to

Registration Statement on Form S-4 filed on June 28, 2002).

     On July 24, 2002, Fidelity elected to convert its note into 403,120 shares of FNIS Common Stock.

     Fidelity has the sole power to vote, direct the voting of, dispose of and direct the disposition of such shares of FNIS Common Stock. Fidelity has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of FNIS Common Stock.

     Except for the transactions set forth above, neither of the Reporting Persons has effected any transaction in FNIS Common Stock during the past sixty (60) days.

     Except as described above or on Schedule I or Schedule II, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Schedule I or Schedule II attached hereto, beneficially own any shares of FNIS Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Fidelity’s relationships with FNIS and MGEN are governed, in part, by agreements and arrangements entered into among them. The following description is a summary of the material terms of these agreements and arrangements, which have been filed by FNIS or MGEN, as applicable, with the SEC as exhibits to the reports filed by the companies pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because the following description is only a summary, it is not necessarily complete and is qualified in its entirety by reference to the relevant agreements.

Acquisition by Fidelity and the FNIS Reorganization

     On April 12, 2001, Fidelity, Chicago Title and FNIS entered into that certain Agreement and Plan of Reorganization (the “Merger Agreement”) pursuant to which the Reporting Persons and FNIS effected the merger of four wholly-owned subsidiaries of FNIS with three wholly-owned subsidiaries of Chicago Title (the “Fidelity Mergers”) and Fidelity transferred 80% of the issued and outstanding shares of capital stock of Fidelity National Tax Service,Inc., a California corporation, to FNIS (the “Share Exchange”).

     On August 1, 2002, the Fidelity Mergers and Share Exchange were completed. In consideration for the Fidelity Mergers and the Share Exchange, FNIS issued to Chicago Title 11,703,801 shares of FNIS Common Stock and issued to Fidelity 5,507,671 shares of FNIS Common Stock. Collectively, these shares constituted approximately 77% of the outstanding capital stock of FNIS as of August 1, 2001, exclusive of options, warrants, convertible debt and Series F Preferred Stock.

     In connection with the Merger Agreement, the following agreements were executed.

     Fidelity entered into that certain Agreement for the Purchase and Sale of Preferred Stock dated February 9, 2001 with FNIS and Finova Capital Corporation, a Delaware corporation (“Finova”) pursuant to which Fidelity purchased 2,500 shares of the outstanding Series F Convertible Preferred Stock of FNIS from Finova and each of FNIS and Finova released the other from claims and liabilities they might have against the other.

     Fidelity entered into that certain Agreement for Purchase and Sale of Securities with Moore North America, Inc., a Delaware corporation (“Moore”), dated February 15, 2001, pursuant to which (i) Fidelity purchased 950,000 shares of FNIS Common Stock and the Moore Note (as defined below) from Moore, (ii) Fidelity agreed to make retention bonus payments to certain FNIS employees, (iii) Moore agreed to make a general release of claims in favor of FNIS, and (iv) Moore assigned to Fidelity its rights and obligations pursuant to certain agreements.

     On February 15, 2001, Fidelity acquired that certain Amended and Restated Secured Convertible Note, dated May 3, 2000 (the “Moore Note”), first issued to Moore, jointly and severally by FNIS and VISTA DMS, Inc., a Delaware corporation and a wholly-owned subsidiary of FNIS, in the original principal amount of $18,700,000 which note is currently convertible into approximately 656,682 shares of FNIS Common Stock.

     Fidelity entered into that certain Agreement Regarding Moore Note dated April 12, 2001, pursuant to which certain terms of the Moore Note were amended, contingent upon the closing of the Fidelity Mergers.

     Fidelity and Chicago Title entered into that certain Irrevocable Stockholder Voting Agreement on April 12, 2001 with FNIS and the holders of FNIS Preferred Stock pursuant to which Fidelity and Chicago Title would vote their shares of FNIS capital stock for the election of two (2) individuals designated by the holders of a majority of the FNIS Common Stock held by holders who had previously owned Vista Preferred Stock (the “Preferred Directors”) and to take such actions as necessary to effectuate the continuous and uninterrupted tenure of such Preferred Directors as members of the FNIS Board of Directors for two (2) years.

     Fidelity and FNIS entered into that certain Agreement Regarding PNC Debt dated as of August 1, 2001 (the “PNC Agreement”) to retire the debt outstanding pursuant to the $10 million senior, secured credit facility that FNIS maintained with PNC Bank, National Association, a national banking association (“PNC Bank”).

     FNIS issued to Fidelity, as consideration for the retirement of debt under the PNC Agreement, a Promissory Note dated August 1, 2001 in the principal amount of $7,543,484.83 (the “Note”) which Note bears interest at a variable rate per year equal to the commercial lending rate of PNC Bank, plus 1.0%.

     Prior to the consummation of the Fidelity Mergers, each director of FNIS holding shares of FNIS capital stock, and each affiliate of these directors, executed a lock-up agreement, pursuant to which such directors and affiliates agreed that so long as such director or affiliate continues to serve, or have a representative on, the FNIS Board of Directors, and if requested by FNIS in connection with the initial public offering of FNIS securities subsequent to the Fidelity Mergers (subject to certain exceptions), they will not sell their FNIS Common Stock for a period of not more than 180 days.

     In connection with the business combination with Fidelity, FNIS paid to certain of its employees bonus payments in the aggregate amount of $227,991. These payments were an obligation of Fidelity arising from its earlier acquisition of a convertible promissory note FNIS issued and 950,000 shares of FNIS Common Stock held by Moore. As part of this transaction, Fidelity assumed the obligation of Moore to make certain bonus payments to certain of Moore’s former employees, several of whom were employees of FNIS at the time of the business combination with Fidelity. Concurrently with the closing of that transaction, FNIS paid the $227,991 obligation described above on behalf of Fidelity, and Fidelity reimbursed FNIS for that amount plus a payment grossing up FNIS for the payroll taxes FNIS paid in connection with those bonus payments. The foregoing arrangement, whereby FNIS paid an obligation of Fidelity and was reimbursed, was entered into for bookkeeping simplicity. There is no accompanying written agreement between Fidelity and FNIS with respect to this arrangement.

Purchases of Businesses from Fidelity

     On August 2, 2001, FNIS issued to Fidelity 1,614,286 shares of FNIS Common Stock in exchange for all of the outstanding common stock of Risco, Inc.

     On August 2, 2001, FNIS acquired all the assets and liabilities of Reez.com, Inc., from Fidelity in exchange for 136,971 shares of FNIS Common Stock.

     On October 10, 2001, FNIS purchased the 40,000 shares in Fidelity National Tax Service, Inc. representing the residual 20% minority interest for $5.4 million in cash.

Services Agreements among Fidelity, FNIS and MGEN

     Included in FNIS’s operating expense for the three months ended March 31, 2002 are $0.3 million and $2.7 million paid to Fidelity and MGEN, respectively. Included in FNIS’s operating expense for the year ended December 31, 2001 are $0.5 million and $5.7 million paid to Fidelity and MGEN, respectively. The amounts paid to Fidelity by FNIS were for executive and general management, accounting, legal and administrative services provided to FNIS under an agreement entered into on August 1, 2001. Annual fees under the agreement with Fidelity are $1.3 million. The amounts paid to MGEN by FNIS were for information technology and business communication services provided under an agreement entered into and effective August 2, 2001. FNIS’s agreements with Fidelity and MGEN are for one and three year terms, respectively. Fees for the services provided in the agreements are based on estimated time incurred to perform each of the functions and the estimated personnel costs for the function performed, plus in the case of MGEN, a profit margin.

     As of March 31, 2002 the net amount owed by FNIS to Fidelity and MGEN was $0.7 million and $0.1 million, respectively.

Other Transactions between Fidelity and FNIS

     FNIS recorded interest expense in the amount of $0.7 million for the year ended December 31, 2001 pursuant to its secured revolving credit facility with Fidelity.

     Included in FNIS’s revenue in 2001 are $1.0 million for sales of data and other products and services to Fidelity.

     Fidelity receives referrals from FNIS and has referred customers to FNIS.

MGEN’s Arrangements with Fidelity

     MGEN provides information technology services to Fidelity on a fee for services basis. Under the terms of the master services agreement with Fidelity, Fidelity has the option, but not the obligation, to obtain information technology services, including technology development, maintenance and support, training, consulting, equipment procurement, and website hosting, from MGEN on a project order basis. Under the master services agreement, Fidelity pays MGEN an hourly fee for consulting services, annual fees for maintenance and support and hosting services and a per project fee for development services. MGEN owns the technology that it develops for Fidelity and granted to Fidelity a royalty-free, irrevocable and perpetual license to use such technology for its business. The master services agreement, however, provides that Fidelity owns all rights and interests in and to MGEN’s Net Global Solutions (“NGS”), and grants to MGEN an exclusive, worldwide license to commercialize NGS for a period of ten years from the date of the completion of beta testing for NGS. Upon expiration of the master services agreement or upon termination caused by an uncured breach by MGEN, MGEN will be granted a non-exclusive license to NGS. MGEN is prohibited from licensing NGS to Old Republic National Title Company in a state for a period of 90 days following Fidelity’s rollout of NGS in that state and to the First American Corporation in a state for a period of three years following Fidelity’s rollout of NGS in that state. In addition, if MGEN licenses NGS to an entity within the real estate industry, MGEN is required to pay to Fidelity a royalty equal to 10% of its licensing revenues until such royalties equal the aggregate amount paid by Fidelity to MGEN for the development of NGS, and a royalty equal to 2% of MGEN’s licensing revenues, until Fidelity has recovered 125% of such development costs. For the purpose of determining this royalty, the amount paid by Fidelity to develop NGS includes all amounts paid from the inception of the NGS development through completion of beta testing at Fidelity’s facility located in San Bernardino, California. Except for MGEN’s license to NGS, the master services agreement with Fidelity has a term of three years, subject to extension at the discretion of Fidelity for an additional three year period and automatically renews for three additional one year periods thereafter, at the discretion of MGEN or Fidelity.

     On December 15, 1999 MGEN entered into a Convertible Note Purchase Agreement with Cal West Services Corporation, a wholly-owned subsidiary of Fidelity, under which MGEN borrowed the principal amount of $5.3 million pursuant to a promissory note in favor of Fidelity which bears interest at the rate of 10% per year and is due on December 14, 2004. The promissory note may be converted by Fidelity at any time at a conversion price of $9.09 per share. Under the Convertible Note Purchase Agreement, MGEN also issued to Cal West a warrant to purchase 275,000 shares of MGEN common stock, at an exercise price of $9.09 per share. Fidelity also holds a warrant to purchase 13,750 shares of MGEN common stock at an exercise price of $1.36 per share. In connection with the Offer and the Merger, Fidelity agreed to increase the exercise price of the warrants by $2.26, which amount was calculated to prevent Fidelity from realizing a premium upon exercise of the warrant based upon the exchange ratio offered in the Offer and in the Merger.

     Fidelity also acts as a guarantor for up to $5 million under MGEN’s credit agreement with Comerica Bank. In addition, MGEN leases office space from companies affiliated with Fidelity at the following locations: Fort Lauderdale, Florida; Chicago, Illinois; Santa Ana, California; San Diego, California; and Los Angeles, California.

     Except as described herein, neither Fidelity nor any other person referred to in Schedule I attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of FNIS, including but limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Agreement and Plan of Reorganization and Merger, dated as of April 12, 2001, by and among Fidelity National Financial, Inc., Chicago Title and Trust Company and Vista Information Solutions, Inc. (incorporated by reference to the DEF Schedule 14A filed by Vista Information Solutions, Inc., on June 29, 2001, file no. 000-20312)

99.2	Agreement for Purchase and Sale of Preferred Stock, dated February 3, 2001, by and among Fidelity National Financial, Inc., Finova Capital Corporation and Fidelity National Information Solutions, Inc. (incorporated by reference to Exhibit 99.2 of the Schedule 13D/A filed by Fidelity National Financial, Inc., on August 16, 2001, file no. 005-45213)

99.3	Agreement for Purchase and Sale of Securities, dated February 15, 2001, by and among Fidelity National Financial, Inc. and Moore North America, Inc. (incorporated by reference to Exhibit 99.3 of the Schedule 13D/A filed by Fidelity National Financial, Inc., on March 7, 2002, file no. 005-44520)

99.4	Secured Convertible Note, dated December 17, 1999, issued to Moore North America, Inc. and transferred to Fidelity National Financial, Inc., on February 15, 2001 (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed by Fidelity National Financial, Inc., on February 23, 2001, file no. 005-45213)

99.5	Agreement Regarding Moore Note, dated April 12, 2001, between Fidelity National Financial, Inc., Fidelity National Information Solutions, Inc. and Vista DMS, Inc. (incorporated by reference to Exhibit 99.5 of the Schedule 13D/A filed by Fidelity National Financial, Inc., on August 16 , 2001, file no. 005-45213)

99.6	Irrevocable Stockholder Voting Agreement, dated April 12, 2001, by and among Fidelity National Information Solutions, Inc., the holders of shares of FNIS Preferred Stock, Chicago Title and Trust Company, and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 99. 6 of the Schedule 13D/A filed by Fidelity National Financial, Inc., on August 16, 2001, file no. 005-45213)

99.7	Agreement Regarding PNC Debt, dated as of August 1, 2001 by and between Fidelity National Financial, Inc. and Fidelity National Information Solutions, Inc. (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Fidelity National Information Solutions, Inc. on August 9, 2001, file no. 000-20312)

99.8	Promissory Note issued August 1, 2001 by Fidelity National Information Solutions, Inc. to Fidelity National Financial, Inc. (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Fidelity National Information Solutions, Inc. on August 9, 2001, file no. 000-20312)

99.9	Joint Filing Agreement, dated as of August 16, 2001, by and between Fidelity National Financial, Inc. and Chicago Title and Trust Company (incorporated by reference to Exhibit 99.9 of the Schedule 13D/A filed by Fidelity National Financial, Inc., on August 16, 2001, file no. 005-45213)

99.10	Revolving Credit and Security Agreement, dated as of September 24, 2001, by and between Fidelity National Information Solutions, Inc. and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.49 to the Quarterly Report of Fidelity National Information Solutions, Inc. on Form 10-Q for the period ended September 30, 2001, file no. 000-20312)

99.11	Revolving Promissory Note, dated September 24, 2001, issued by Fidelity National Information Solutions, Inc. in favor of Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.50 to the Quarterly Report of Fidelity National Information Solutions, Inc. on Form 10-Q for the period ended September 30, 2001, file no. 000-20312)

99.12	Purchase Warrant issued by Fidelity National Information Solutions, Inc. to Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.51 to the Quarterly Report of Fidelity National Information Solutions, Inc. on Form 10-Q for the period ended September 30, 2001, file

no. 000-20312)

99.13	Employee Services Agreement, dated August 1, 2001, between Fidelity National Information Solutions, Inc. and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.53 to the Annual Report of Fidelity National Information Solutions, Inc. on Form 10-K for the year ended December 31, 2001, file no. 000-20312)

99.14	Management and Support Services Agreement, dated August 1, 2001, between Fidelity National Information Solutions, Inc. and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.54 to the Annual Report of Fidelity National Information Solutions, Inc. on Form 10-K for the year ended December 31, 2001, file no. 000-20312)

99.15	System Development, Maintenance and Information Technology Services Agreement, dated August 2, 2001, between Fidelity National Information Solutions, Inc. and Micro General Corporation (incorporated by reference to Exhibit 10.55 to the Annual Report of Fidelity National Information Solutions, Inc. on Form 10-K for the year ended December 31, 2001, file no. 000-20312)

99.16	Agreement for the Sale and Purchase of Stock, dated October 10, 2001, between Fidelity National Information Solutions, Inc. and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.56 to the Annual Report of Fidelity National Information Solutions, Inc. on Form 10-K for the year ended December 31, 2001, file no. 000-20312)

99.17	Agreement and Plan of Reorganization, dated as of May 14, 1998, among ACS Systems, Inc., Micro General Corporation, ACS Merger, Inc. and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 99.B of Micro General Corporation’s Current Report on Form 8-K filed on May 26, 1998, file no. 000-08358)

99.18	Agreement of Merger, dated May 14, 1998, among ACS Systems, Inc., Micro General Corporation and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 99.C of Micro General Corporation’s Current Report on Form 8-K filed on May 26, 1998, file no. 000-08358)

99.19	Convertible Note Purchase Agreement, dated as of December 15, 1999, by and between Micro General Corporation and Cal West Services Corporation (incorporated by reference to Exhibit 10.29 of Micro General Corporation’s Annual Report on Form 10-K for the year ended December 31, 1999, file no. 000-08358)

99.20	System Development, Maintenance and Information Technology Services Agreement, dated May 23, 2001, between Micro General Corporation and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.16 of Micro General Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001, file no. 000-08358)

99.21	Software Services Agreement, dated March 5, 2001, between Micro General Corporation and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.21 of Micro General Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001, file no. 000-08358)

99.23	Software Services Agreement, dated June 14, 2000, between Micro General Corporation and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.22 of Micro General Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001, file no. 000-08358)

99.24	Software Services Agreement, dated August 21, 2000, between Micro General Corporation and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.23 of Micro General Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001, file no. 000-08358)

99.25	Software Services Agreement, dated September 28, 2000, between Micro General Corporation and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.24 of Micro General Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001, file no. 000-08358)

99.26	Software Services Agreement, dated November 1, 2000, between Micro General Corporation and

Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.25 of Micro General Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001, file no. 000-08358)

99.27	Software Services Agreement, dated February 15, 2001, between Micro General Corporation and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.26 of Micro General Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001, file no. 000-08358)

99.28	Software Services Agreement, dated February 9, 2001, between Micro General Corporation and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.27 of Micro General Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001, file no. 000-08358)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 31, 2002	FIDELITY NATIONAL FINANCIAL, INC.

		By:	/s/ ALAN L. STINSON

Alan L. Stinson, Executive Vice President and Chief Financial Officer

CHICAGO TITLE AND TRUST COMPANY

		By:	/s/ ALAN L. STINSON

Alan L. Stinson, Chief Financial Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF FIDELITY

     The names, present principal occupations and business addresses of the directors and executive officers of Fidelity National Financial, Inc. (“Fidelity”), are set forth below. If no address is given, the director’s or executive officer’s business address is that of Fidelity. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fidelity. Each of the named individuals is a citizen of the United States. Unless otherwise indicated, the amount of FNIS Common Stock beneficially owned by each individual is as of July 24, 2002.

Directors and Officers of Fidelity:

		Amount of FNIS Common
Name	Title	Stock Beneficially Owned

William P. Foley, II	Chairman of the Board and Chief Executive Officer	997,593
Frank P. Willey	Vice Chairman of the Board	8,333
Patrick F. Stone	Director and President	297,405
John J. Burns, Jr.	Director	0
John F. Farrell, Jr.	Director	0
Philip G. Heasley	Director	0
William A. Imparato	Director	0
Donald M. Koll	Director	0
Daniel D. (Ron) Lane	Director	2,331
General William Lyon	Director	0
J. Thomas Talbot	Director	0
Cary H. Thompson	Director	38,334
Alan L. Stinson	Executive Vice President, Chief Financial Officer	20,001
Peter T. Sadowski	Executive Vice President, General Counsel	3,333

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF CHICAGO TITLE

     The names, present principal occupations and business addresses of the directors and executive officers of Chicago Title and Trust Company (“Chicago Title”), are set forth below. If no address is given, the director’s or executive officer’s business address is that of Chicago Title. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Chicago Title. Each of the named individuals is a citizen of the United States. Unless otherwise indicated, the amount of FNIS Common Stock beneficially owned by each individual is as of July 24, 2002.

Directors and Officers of Chicago Title:

		Amount of FNIS Common
Name	Title	Stock Beneficially Owned

Christopher Abbinante	Director	765
H. Stat Geer	Director	0
Alan L. Stinson	Director and Chief Financial Officer	See Schedule I of Schedule 13D/A
Patrick F. Stone	Director and President	See Schedule I of Schedule 13D/A

Persons Controlling Chicago Title:

Fidelity National Financial, Inc., a Delaware corporation. See body text of Schedule 13D/A to which this Schedule II is attached for information regarding Fidelity.

Directors and Officers of Persons Controlling Chicago Title:

See Schedule I of
Schedule 13D/A.